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U.S. Securities and Exchange Commission

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Washington, DC 20549

Re:	Rennova Health, Inc. (Registrant)
CIK: 0000931059
Accession No. 0001019687-16-006728
Request for Withdrawal of POSAM filed on June 17, 2016

Dear Sir/Madam:

On behalf of Rennova Health, Inc. (the “Company”), we hereby submit this letter to notify the Securities and Exchange Commission (the “SEC”) of an inadvertent EDGAR filing submission error. On June 17, 2016, the Company filed Post-Effective Amendment No. 1 to its FORM S-1 (Accession No. 0001019687-16-0067258) under EDGAR Form Type POSAM with the SEC via EDGAR. The EDGAR Submission Data page had an incorrect 33 Act File Number (333-211515), while it should have been 333-208157. The Registrant hereby respectfully withdraws such POSAM filing and will refile a POSAM form with the correct Submission data as soon as practicable.

If you have any questions or comments concerning the above, please contact the undersigned at (305) 374-5600.

Sincerely,

/s/ J. Thomas Cookson
Akerman LLP